UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                =================

                                    FORM 6-K


           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (JULY 22, 2003)

                                DIVERSINET CORP.
--------------------------------------------------------------------------------
                              (Name of Registrant)
         2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario M2J 5C2
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

1. DSS Software Technologies audited financial statements for the years ended December 31, 2002 and 2001
2. Pro Forma Consolidated Statements of Operations of Diversinet Corp. for the year ended October 31, 2002 and the six months ended April 30, 2003.
3. Reconciliation of Canadian and United States generally accepted accounting principles.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

     Form  20-F       X               Form  40-F
                    ------

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

     YES               NO       X
                              ------

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET  CORP.
--------------------
(REGISTRANT)

DATE:  JULY 22, 2003            BY:    /s/  DAVID  HACKETT
                                --------------------------
                                DAVID HACKETT, CHIEF FINANCIAL OFFICER

AUDITORS' REPORT TO THE BOARD OF DIRECTORS

We have audited the accompanying balance sheets of DSS Software Technologies as at December 31, 2002 and 2001 and the related statements of earnings, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the financial statements, the Company has incurred significant losses from operations which raise substantial doubt about its ability to continue as a going concern. Continued operations depend upon the Company's ability to generate future profitable operations and/or obtain additional financing to fund future operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG  LLP
Chartered  Accountants
Toronto,  Canada
July  18,  2003

DSS  SOFTWARE  TECHNOLOGIES

Balance  Sheets

(Expressed  in  U.S.  dollars)

December  31,  2002  and  2001


===========================================================================================
                                                                        2002        2001
-------------------------------------------------------------------------------------------


ASSETS

Current assets:
              Cash and cash equivalents                              $   21,997  $        -
              Accounts receivable, net of allowance for doubtful
              accounts of $125,096  (2001 - $66,431)                  2,250,350   2,780,746
              Other receivables                                          31,319      28,758
              -----------------------------------------------------------------------------
              Total current assets                                    2,303,666   2,809,504

Fixed assets, net (note 3)                                   93,374     111,558

-------------------------------------------------------------------------------------------
Total assets                                             $2,397,040  $2,921,062
===========================================================================================

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:
              Bank indebtedness (note 4)                             $  250,000  $        -
              Accounts payable                                          727,007   1,226,594
              Accrued liabilities (note 5)                              249,513     370,000
              Deferred revenue                                                -      96,880
              Notes payable (note 6)                                    860,000           -
              Current portion of capital lease obligations (note 7)      32,947      10,500
              -----------------------------------------------------------------------------
              Total current liabilities                               2,119,467   1,703,974

Capital lease obligations (note 7)                           39,537      17,500

Stockholder's equity
              Common stock:
              Authorized:
                   20,000 common shares
              Issued and outstanding:
                   10,000 common shares (2001 - 10,000)                   2,961       2,961
              Retained earnings                                         235,075   1,196,627
              -----------------------------------------------------------------------------
              Total shareholder's equity                                238,036   1,199,588

Commitments and contingencies (note 10)
Subsequent event (note 11)

-------------------------------------------------------------------------------------------
Total liabilities and shareholder's equity               $2,397,040  $2,921,062
===========================================================================================

See  accompanying  notes  to  financial  statements.

DSS SOFTWARE TECHNOLOGIES

Statements of Earnings

(Expressed in U.S. dollars)

Years Ended December 31, 2002 and 2001


=============================================================
                                       2002          2001
-------------------------------------------------------------

Revenues                            $8,791,361   $13,767,738
Cost of sales                        6,244,490     8,831,980

-------------------------------------------------------------
Gross profit                         2,546,871     4,935,758
Sales and marketing                  3,213,364     5,533,651
General and administrative             258,372       296,044
Write down of fixed assets              22,085             -
-------------------------------------------------------------
Loss before the following:            (946,950)     (893,937)
Interest income                              -         1,995
Interest expense                       (14,000)         (633)
Interest expense on capital leases        (602)            -
-------------------------------------------------------------
Loss for the year                   $ (961,552)  $  (892,575)
=============================================================


See  accompanying  notes  to  financial  statements.

Statements  of  Stockholder's  Equity

(Expressed  in  U.S.  dollars)

Years  Ended  December  31,  2002  and  2001


=====================================================================================================
                                            Common stock                          Total stockholders'
                                         Number      Amount    Retained earnings               equity
-----------------------------------------------------------------------------------------------------

Stockholder's equity January 1, 2001      10,000   $   2,961   $        2,089,202          $2,092,163

Loss for the year                                                        (892,575)           (892,575)
-----------------------------------------------------------------------------------------------------
Stockholder's equity December 31, 2001    10,000       2,961            1,196,627           1,199,588

Loss for the year                                                        (961,552)           (961,552)
-----------------------------------------------------------------------------------------------------
Stockholder's equity December 31, 2002    10,000   $   2,961   $          235,075          $  238,036
=====================================================================================================


See accompanying notes to financial statements

DSS  SOFTWARE  TECHNOLOGIES

Statements  of  Cash  Flows

(Expressed  in  U.S.  dollars)


Years  Ended  December  31,  2002  and  2001


================================================================================================
                                                                          2002          2001
------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Loss for the year                                                     $  (961,552)  $  (892,575)
Add (deduct) items not requiring an outlay of cash:
  Depreciation and amortization                                            67,076        91,193
  Write down of fixed assets                                               22,085             -
  Changes in non-cash working capital items related to operations:
     Accounts receivable                                                  530,396     1,719,622
     Other receivables                                                     (2,561)       61,416
     Accounts payable                                                    (499,587)   (1,305,071)
     Accrued liabilities                                                 (120,487)      260,550
     Deferred revenue                                                     (96,880)       96,880
------------------------------------------------------------------------------------------------
 Cash used in operating activities                                     (1,061,510)       32,015
================================================================================================

FINANCING ACTIVITIES
  Notes payable                                                           860,000             -
  Capital lease payments                                                  (24,895)      (10,500)
  Bank indebtedness advances                                              250,000             -
------------------------------------------------------------------------------------------------
  Cash provided by (used in) financing activities                       1,085,105       (10,500)
================================================================================================

INVESTING ACTIVITIES
  Additions to fixed assets                                                (1,598)      (21,515)
------------------------------------------------------------------------------------------------
Cash used in investing activities                                          (1,598)      (21,515)
================================================================================================

Net increase (decrease) in cash and cash equivalents during the year       21,997             -

Cash and cash equivalents, beginning of the year                                -             -
------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of the year                            $    21,997   $         -
================================================================================================

Supplemental cash flow information:
  Interest paid                                                       $     6,602   $       633
Supplemental disclosure of non-cash investing activities:
  Fixed assets acquired under capital leases                          $    69,380   $         -
================================================================================================

See  accompanying  notes  to  financial  statements.

DSS  SOFTWARE  TECHNOLOGIES
Notes  to  Financial  Statements

(Expressed  in  U.S.  dollars)

Years  ended  December  31,  2002  and  2001

DSS Software Technologies (the "Company"), a California corporation, is a full cycle project management and consulting company specializing in the implementation and integration of CRM and ERP applications.

1.   FUTURE OPERATIONS:

          These financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation in the foreseeable future and be able to realize assets and satisfy liabilities in its normal course of business. Certain conditions and events exist that cast doubt on the Company's ability to continue as a going concern.

          The Company has incurred significant losses and used significant amounts of cash in operating activities in recent years.

          Continued operations depend upon the Company's ability to generate future profitable operations and/or obtain additional financing to fund future operations and, ultimately, to generate positive cash flows from operating activities. There can be no assurance that the Company will be successful in obtaining additional financing.

          Should the Company be unable to generate positive cash flows from operations or secure additional financing in the foreseeable future, the application of the going concern principle for financial statement reporting purposes may no longer be appropriate. These financial statements do not include any adjustments related to the valuation or classification of recorded asset amounts or the amounts or classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2.   SIGNIFICANT ACCOUNTING POLICIES:

     These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Significant accounting policies adopted by the Company are as follows:

     (a)  Revenue recognition:

          Revenues include all amounts that are billable to clients. Revenues are recognized on a time and materials basis, or on a percentage of completion basis, depending on the contract, as employees and subcontractors provide services. Revenue from time and materials service contracts are recognized as the services are provided. Revenue from fixed price long-term contracts is recognized over the contract term based on the percentage of services provided during the period compared to the total estimated services to be provided over the entire contract. Losses on contracts are recognized during the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract. Revenue recognized in excess of billings is recorded as unbilled services. Billings in excess of revenue recognized are recorded as deferred revenue until the above revenue recognition criteria are met. Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third-party costs, are included in Revenues.

     (b)  Cash  and  cash  equivalents:

          Cash and cash equivalents include cash on account and short-term investments in money market instruments with original maturities of 90 days or less when acquired.

     (c)  Allowance  for  doubtful  accounts:

          The Company records an allowance for uncollectible accounts receivable based on historical loss experience, customer payment patterns and current economic trends. The Company reviews the adequacy of the allowance for uncollectible accounts receivable on a quarterly basis and, if necessary, increases or decreases the balance.

     (d)  Fixed  assets:

          Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided over the estimated useful lives of the assets at the following annual rates on a straight-line basis:

          ======================================================================
          Asset                                                             Rate
          ----------------------------------------------------------------------
          Automobile                                                    5  years
          Computer  hardware                                            3  years
          Telephone  equipment                                          3  years
          Office  equipment                                             3  years
          Computer  software                                            3  years
          Furniture  and  fixtures                                      3  years
          Furniture  under  capital  lease                              3  years
          Leasehold  improvements                             Over term of lease
          ======================================================================

          The Company regularly reviews the carrying values of its fixed assets by comparing the carrying amount of the asset to the expected future undiscounted cash flows to be generated by the asset. If the carrying value exceeds the amount recoverable, a write-down of the asset to its estimated net recoverable amount is charged to the statements of earnings.

     (e)  Income  taxes:

          The Company is an S Corporation under the applicable provisions of federal and state income tax statutes. As an S Corporation, taxable income or loss is passed through directly to the stockholders.

     (f)  Comprehensive  income:

          FAS No. 130, "Reporting Comprehensive Income", issued by the Financial Accounting Standards Board establishes standards for the reporting and presentation of comprehensive income. This standard defines comprehensive income as the changes in equity of an enterprise, except those resulting from shareholder transactions. For all years presented, the loss for the year is the same as comprehensive loss for the year.

     (g)  Use  of  estimates:

          The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

     (h)  Recent  accounting  pronouncements:

          In  November  2002,  the  Financial  Accounting Standards Board issued
          Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of the Financial Accounting Standards Board Statements No. 5, 57 and 107 and a rescission of the Financial Accounting Standards Board Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 31, 2002.

3.   FIXED ASSETS:

================================================================
                                           Accumulated  Net book
2002                           Cost       depreciation     value
                                      and amortization
----------------------------------------------------------------
Automobile              $     39,200  $               -  $39,200
Computer hardware            113,379             98,224   15,155
Telephone equipment           45,445             35,674    9,771
Office equipment               3,255              2,228    1,027
Computer software             10,417              8,259    2,158
Furniture and fixtures        43,255             29,305   13,950
Leasehold improvements        20,188              8,075   12,113
----------------------------------------------------------------
                        $    275,139  $         181,765  $93,374
================================================================

     In 2002, depreciation and amortization expense amounted to $67,076, which has been included in cost of sales during the period.

=================================================================
                                           Accumulated  Net book
2001                           Cost       depreciation     value
                                      and amortization
-----------------------------------------------------------------
Computer hardware       $    111,781  $          72,440  $ 39,341
Telephone equipment           45,445             20,889    24,556
Office equipment               3,255              1,143     2,112
Computer software             10,417              4,891     5,526
Furniture and fixtures        43,254             19,381    23,873
Leasehold improvements        20,188              4,038    16,150
-----------------------------------------------------------------
                        $    234,340  $         122,782  $111,558
=================================================================

     In 2001, depreciation and amortization expense amounted to $91,193, which has been included in cost of sales during the period.

4.   BANK  INDEBTEDNESS:

     Bank indebtedness in the amount of $250,000 (2001 - nil) represents a revolving credit facility payable on demand and bears interest at a floating rate per annum equal to the sum of the prime rate plus 1.25%. The bank indebtedness is collateralized by a first security interest in all personal property of the Company and all of the personal property of the shareholder. The entire balance of the indebtedness was repaid in February 2003.

5.   ACCRUED  LIABILITIES:
     ========================================================================
                                             2002                     2001
     ------------------------------------------------------------------------
     Remuneration                      $     132,757             $     74,992
     Professional  fees                       98,854                  285,000
     Miscellaneous                            17,902                   10,008
     ------------------------------------------------------------------------
                                       $     249,513             $    370,000

6.   NOTES  PAYABLE:
     ========================================================================
                                             2002                     2001
     ------------------------------------------------------------------------
Due  to  shareholder  (a)              $     650,000             $          -
Due  to  employee  (b)                       210,000                        -
     ------------------------------------------------------------------------
                                       $     860,000             $          -
     ========================================================================

     (a) This note bears interest a 12% per annum and is repayable on the earliest of the closing date of the stock purchase agreement between Diversinet Corp. and the Company (note 11) and January 2, 2003. The note payable is secured by certain accounts receivable of the Company.

     (b) This note bears interest a 12% per annum and is repayable on the earliest of the closing date of the stock purchase agreement between Diversinet Corp. and the Company (note 11) and January 2, 2003. The note payable is secured by certain accounts receivable of the Company.

7.   CAPITAL  LEASES  OBLIGATIONS:
     ===========================================================================
     Year  ending  December  31:

     2003                                                           $     33,796

     2004                                                                 30,296

     2005                                                                  9,707
     ---------------------------------------------------------------------------
     Total minimum payments                                               73,799

     Less amount representing interest (at a rate of 1.9%)                 1,315
     ---------------------------------------------------------------------------
     Present value of net minimum capital lease payments                  72,484

     Less current portion                                                 32,947
                                                                     $    39,537
     ===========================================================================

8.   RELATED  PARTY  TRANSACTIONS:

     Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

     During 2002, the Company incurred management fees to its shareholder in the amount of $107,974 (2001 - $215,324) and interest of $8,950 (2001 - nil).
     During 2002, the Company advanced the shareholder $420,000 (2001 - nil). The shareholder advance was non-interest bearing and payable on demand. The Company forgave the shareholder advance and the amount was written off and charged to selling, general and administrative expenses.

9.   FINANCIAL  INSTRUMENTS  AND  RISK  MANAGEMENT:

     The Company is exposed to the following risks related to financial assets and liabilities:

     (a)  Fair  values:

          The fair values of the Company's current financial instruments approximate their carrying amounts due to their short-term nature. The fair value of the Company's capital lease approximates its carrying value as it bears an interest rate that is at the current market rate. The fair value of the notes payable is not determinable due to its related party nature and terms.

     (b)  Credit  risk:

          Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash equivalents and accounts receivable. Cash equivalents are maintained at high-quality financial institutions.

          The Company generally does not require collateral for sales on credit. The Company closely monitors extensions of credit. Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

          A summary of sales to major customers that exceeded 10% of total sales during each of the years ended December 31, 2002 and 2001, and the approximate amount due from these customers, as of December 31, 2002, are as follows:

          =====================================================================
                                                Sales                  Accounts
                                                 2002     2001       receivable
          ---------------------------------------------------------------------
          Customer  1                             18%       -     $     495,240

          Customer  2                             21%      10%          634,977
          ---------------------------------------------------------------------

          The Company does not consider itself to be economically dependent on any single customer or supplier.

          All revenue is attributable to geographic location based on the location of the customer. All revenue was attributable to the United States in the fiscal years ended December 31, 2002 and 2001.

10.  COMMITMENTS  AND  CONTINGENCIES:

     (a)  Litigation:

          In the ordinary course of business, the Company has legal proceedings brought against them. Management does not expect the outcome of these proceedings, in aggregate, to have a material adverse effect on the Company's financial position or results of operations.

     (b)  Lease  commitments:

          Total future minimum operating lease payments including operating costs are as follows:
          ======================================================================
          2003                                                     $     202,000
          2004                                                           201,000
          2005                                                            86,000
          ----------------------------------------------------------------------
                                                                         489,000
          ======================================================================
          The rent expense was $132,809 and $103,336 in 2002 and 2001, respectively.

11.  SUBSEQUENT  EVENT:

     On  January  2,  2003,  Diversinet  Corp.  acquired 100% of the outstanding shares of the Company. The aggregate purchase price was $2,009,034 consisting of $473,070 (U.S.$300,000) in cash, $946,140 (U.S.$600,000) of promissory notes payable in instalments of U.S.$300,000 on January 2, 2004 and U.S.$300,000 on January 2, 2005 and 120,000 Diversinet Corp. share purchase warrants with a fair value of $589,824 (U.S.$374,040) all payable to the company's shareholder. The share purchase warrants vest equally on January 2, 2003, 2004 and 2005 and are exercisable at U.S.$3.75 per share for five years. Additional future cash consideration in the amount of $1,892,280 (U.S.$1,200,000) is payable based on the achievement of certain net income targets over the next three years and will be recorded when the contingency has been met.

Pro Forma Consolidated Statements of Operations of

DIVERSINET  CORP.

Year ended October 31, 2002 and the six months ended April 30, 2003
(Unaudited)

Definitely

DIVERSINET  CORP.
Pro Forma Consolidated Statement of Operations

Year ended October 31, 2002
(Expressed in Canadian dollars)
(Unaudited)

========================================================================================================
                                                                                           Pro forma
                                   Diversinet    DSS Software     Pro forma             Diversinet Corp.
                                     Corp.       Technologies    adjustments   Notes       (note 1)
--------------------------------------------------------------------------------------------------------

Revenue                           $ 1,117,785   $  13,802,437   $                     $      14,920,222

Cost of sales                               -       9,803,849                                 9,803,849

--------------------------------------------------------------------------------------------------------
Gross margin                        1,117,785       3,998,588                                 5,116,373
--------------------------------------------------------------------------------------------------------

Expenses:
  Research and development          2,327,604               -                                 2,327,604
  Sales and marketing               1,737,027       5,044,982                                 6,782,009
  General and administrative        2,989,102         440,318                                 3,429,420
  Depreciation and amortization       635,835               -                                   635,835
--------------------------------------------------------------------------------------------------------
                                    7,689,568       5,485,300                                13,174,868
--------------------------------------------------------------------------------------------------------

Loss before the following          (6,571,783)     (1,486,712)                               (8,058,495)

Interest (income) expense            (174,841)         22,925          5,625      3a           (146,291)
--------------------------------------------------------------------------------------------------------

Loss for the year                 $(6,396,942)  $  (1,509,637)  $     (5,625)         $      (7,912,204)
========================================================================================================

Loss per share (note 4)
  Basic and diluted               $     (0.27)                                        $          ($0.27)
========================================================================================================

Weighted average number of
shares outstanding                  2,971,692                                                 2,971,692
========================================================================================================

See accompanying notes to pro forma consolidated statement of operations.

DIVERSINET CORP.
Pro Forma Consolidated Statement of Operations

Six months ended April 30, 2003
(Expressed in Canadian dollars)
(Unaudited)


==============================================================================================================
                                                    DSS Software
                                                 Technologies from                              Pro forma
                                   Diversinet     November 1, 2002      Pro forma            Diversinet Corp.
                                     Corp.       to January 2, 2003    adjustments   Notes       (note 1)
--------------------------------------------------------------------------------------------------------------
Revenue                           $ 3,866,919   $         1,881,943   $                     $       5,748,862

Cost of sales                       3,039,116             1,753,956                                 4,793,072

--------------------------------------------------------------------------------------------------------------
Gross margin                          827,803               127,987                                   955,790
--------------------------------------------------------------------------------------------------------------

Expenses:
  Research and development            969,535                     -                                   969,535
  Sales and marketing                 780,984             1,554,854                                 2,335,838
  General and administrative        1,839,120                87,025                                 1,926,145
  Depreciation and amortization       502,838                     -                                   502,838
--------------------------------------------------------------------------------------------------------------
                                    4,092,477             1,641,879                                 5,734,356
--------------------------------------------------------------------------------------------------------------

Loss before the following          (3,264,674)           (1,513,892)                               (4,778,566)

Interest (income) expense             (67,117)                2,000            938      3a            (64,179)
--------------------------------------------------------------------------------------------------------------

Loss for the period               $(3,197,557)  $        (1,515,892)  $       (938)         $      (4,714,387)
==============================================================================================================
Loss per share (note 3)
  Basic and Diluted               $     (1.46)                                              $           (1.46)
==============================================================================================================

Weighted average number of shares
Outstanding                         3,222,210                                                       3,222,210
==============================================================================================================

See accompanying notes to pro forma consolidated statement of operations.

DIVERSINET  CORP.
Notes to the Pro Forma Consolidated Statements of Operations

Year ended October 31, 2002 and six months ended April 30, 2003
(Expressed  in  Canadian  dollars)
(Unaudited)

1.   BASIS  OF  PRESENTATION:

     The unaudited pro forma consolidated statements of operations are based upon the historical financial information described below after giving effect to the transactions and adjustments described in notes 2 and 3. These unaudited pro forma consolidated statements of operation are not necessarily indicative of the results of operations that would have been achieved had the transactions actually taken place at the dates indicated and do not purport to be indicative of the results that may be expected to occur in the future.

     The unaudited pro forma consolidated statements of operations have been prepared in accordance with Canadian generally accepted accounting principles and give effect to the acquisition of DSS Software Technologies by Diversinet Corp on January 2, 2003 as if it had occurred at the dates indicated below.

     (a) The unaudited pro forma consolidated statement of operations for the year ended October 31, 2002 has been prepared by the management of Diversinet Corp. and has been derived from:

          (i) The audited financial statements of Diversinet Corp. for the year ended October 31, 2002;

          (ii) The audited financial statements of DSS Software Technologies for the year ended December 31, 2002 translated into Canadian dollars using the average exchange rate for the period; and

          (iii)  The  additional  information  provided  in  notes  2,  3 and 4.

     (b) The unaudited pro forma consolidated statement of operations for the six months ended April 30, 2003 has been prepared by the management of Diversinet Corp. and has been derived from:

          (i) The unaudited financial statements of Diversinet Corp. for the six months ended April 30, 2003;

          (ii) The unaudited results of operations of DSS Software Technologies from November 1, 2002 to January 2, 2003 (date of acquisition) translated into Canadian dollars using the average exchange rate for the period; and

          (iii)The  additional  information  provided in notes 2, 3 and 4.

          The unaudited results of operations of DSS Software Technologies from November 1, 2002 to December 31, 2002 are included in the pro forma statements of operations for both pro forma periods in (a) and (b) above. The results of operations of DSS Software Technologies for the period November 1, 2002 to December 31, 2002 are as follows:

================================================================================
Revenue                                                            $   1,881,943

Cost of sales                                                          1,753,956
--------------------------------------------------------------------------------
Gross margin                                                             127,987
--------------------------------------------------------------------------------
Expenses                                                               1,641,879
--------------------------------------------------------------------------------
Loss before the following:                                           (1,513,892)
Interest expense                                                         (2,000)
--------------------------------------------------------------------------------
Loss for the period                                                $ (1,515,892)
================================================================================
     The unaudited pro forma consolidated statement of operations for the year ended October 31, 2002 should be read in conjunction with the audited financial statements described above which are incorporated by reference or included in the prospectus.


2.   PRO  FORMA  TRANSACTION:

     On January 2, 2003, Diversinet Corp. acquired 100% of the outstanding shares of DSS Software Technologies, a consulting services provider. The aggregate purchase price was $2,009,034 consisting of $473,070 (U.S.$300,000) in cash, $946,140 (U.S.$600,000) of promissory note payable in instalments of U.S.$300,000 on January 2, 2004 and U.S.$300,000 on January 2, 2005 and 120,000 share purchase warrants with a fair value of $589,824 (U.S.$374,040). The share purchase warrants vest equally on January 2, 2003, 2004 and 2005 and are exercisable at U.S.$3.75 per share for five years. Additional future cash consideration in the amount of $1,892,280 (U.S.$1,200,000) is payable based on the achievement of certain net income targets over the next three years and will be recorded when the contingency has been met. The acquisition was accounted for using the purchase method and the purchase price was allocated as follows:

================================================================================
Fair value of net capital assets acquired                           $    147,242
Working capital                                                          457,957
Goodwill                                                               1,403,835
--------------------------------------------------------------------------------
Fair value assigned to consideration issued,                        $  2,009,034
being cash and share purchase warrants
================================================================================

3.   PRO  FORMA  ADJUSTMENTS:

     The unaudited pro forma consolidated statements of operations give effect to the transactions described in note 2 above, as if they had occurred at the beginning of the periods presented. Pro forma transactions recognized in the unaudited pro forma consolidated financial statements of operations are as follows:

     (a) Reduction in interest revenue due to the use of cash and cash equivalents of Diversinet Corp. to acquire DSS Software Technologies effective November 1, 2001 and November 1, 2002 respectively.

4.   LOSS  PER  SHARE:

     Basic and diluted loss per share have been calculated using the weighted average number of Diversinet Corp. common shares outstanding for the periods, 2,971,692 for the year ended October 31, 2002 and 3,222,210 for the six months ended April 30, 2003.

     On January 28, 2003 Diversinet Corp. completed a reverse stock split of its issued and outstanding common shares whereby every ten shares of common stock were exchanged for one share of common stock. The pro forma weighted average number of common share has been restated to give effect to the stock split.

5.   DIFFERENCE BETWEEN CANADIAN AND U.S. GAAP:

===========================================================================================
                                                    Year ended October    Six months ended
                                                         31, 2002          April 30, 2003
-------------------------------------------------------------------------------------------
Pro forma loss based on Canadian GAAP              $         7,912,204   $        4,714387
Compensation expense (a)                                        55,164              17,908
-------------------------------------------------------------------------------------------

Pro forma loss based on U.S. GAAP                            7,967,368           4,732,295
-------------------------------------------------------------------------------------------

Basic and diluted loss per share under U.S. GAAP                ($0.27)             ($1.47)
===========================================================================================

(a)  Options  to  consultants:

     Under Canadian GAAP, the Company did not recognize compensation expense when stock or stock options were issued to consultants prior to November 1, 2002. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital. Under U.S. GAAP and Canadian GAAP subsequent to October 31, 2002, the Company records compensation expense for stock or stock options granted in exchange for services from consultants.

RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP"):

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. Material differences between Canadian and United States generally accepted accounting principles are described below.

===================================================================
                                                    April 30, 2003
-------------------------------------------------------------------

Share capital:
  Canadian GAAP                                    $    58,957,962

  Elimination of reduction of share capital (a)         41,248,993
-------------------------------------------------------------------
U.S. GAAP                                          $   100,206,955
===================================================================

Deficit and comprehensive loss:

  Canadian GAAP                                    $   (57,632,863)

  Elimination of reduction of share capital (a)        (41,248,993)

  Compensation expense (b)                              (1,578,629)
-------------------------------------------------------------------
U.S. GAAP                                          $  (100,460,485)
===================================================================

=====================================================================================
                                                    April 30, 2003    April 30, 2002
-------------------------------------------------------------------------------------
Consolidated statements of loss:
-------------------------------------------------
  Loss under Canadian GAAP                         $    (3,197,557)  $    (3,788,282)
  Compensation expense (b)                                 (17,908)          (26,124)
-------------------------------------------------------------------------------------
Loss under U.S. GAAP                               $    (3,215,465)  $    (3,814,406)
=====================================================================================
Basic and diluted loss per share under U.S. GAAP   $         (1.00)  $         (1.40)
=====================================================================================

(a)  Share  capital  and  deficit:
On March 1, 1999, the shareholders approved a resolution to reduce the stated capital of the Company by $41,248,993 to eliminate the deficit as at October 31, 1999. Under Canadian GAAP, a reduction of the share capital of outstanding common shares is allowed with a corresponding offset to deficit. This reclassification, which the Company made in 2000 to eliminate the deficit that existed at October 31, 1999, did not meet the criteria specified by U.S. GAAP and results in an increase to share capital with a corresponding increase in deficit of $41,248,993.

(b)  Options  to  consultants:
Under Canadian GAAP, the Company did not recognize compensation expense when stock or stock options were issued to consultants prior to November 1, 2002. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital. Under U.S. GAAP and Canadian GAAP subsequent to October 31, 2002, the Company records compensation expense for stock or stock options granted in exchange for services from consultants.

During the six-month periods ended April 30, 2003 and April 30, 2002, the Company has recorded compensation expense of $17,908 and $26,124 respectively relating to options granted to consultants.

(c)  Interest  in  joint  venture:
Canadian GAAP requires the proportionate consolidation of interests in joint ventures. Proportionate consolidation is not permitted under U.S. GAAP and interests in joint ventures are accounted for on the equity basis. However, as allowed by the Securities and Exchange Commission ("SEC"), reclassification is not required in a SEC filing when specified criteria are met and information disclosed. These criteria have been met and the information is disclosed in note  4  of  the  previously  filed  interim  consolidated financial statements.

Although the adoption of proportionate consolidation has no impact on net earnings or shareholders' equity, it does increase assets, liabilities, revenue, expenses and cash flows from operations from those amounts otherwise reported under U.S. GAAP.